J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives of the Several Underwriters

June 10, 2013

Re:	Coty Inc. Registration Statement on Form S-1 Registration File No. 333-182420

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 4,583 copies of the Preliminary Prospectus included in the above-named Registration Statement were distributed during the period from 7:00 a.m. Eastern Daylight Time, May 28, 2013 through 9:00 a.m., Eastern Daylight Time, June 10, 2013 to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Coty Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Daylight Time, on June 12, 2013, or as soon thereafter as practicable.

[Remainder of Page Intentionally Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By: J.P. MORGAN SECURITIES LLC

By /s/ Jill M. Woodworth

Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By /s/ Michele A.H. Allong

Authorized Signatory

MORGAN STANLEY & CO. LLC

By: MORGAN STANLEY & CO. LLC

By /s/ John D. Tyree

Authorized Signatory

Acting severally on behalf of themselves and the several Underwriters

[Signature Page to Underwriter Acceleration Request]